RESIGNATION

To The Board of Directors
of Croff Enterprises, Inc.

Gentlemen:

I hereby submit my resignation as a member of the Board of Directors of Croff Enterprises, Inc., Effective immediately, so that I may possibly prepare and propose a transaction with Croff.

Very Truly Yours,

/S/ Dilworth A. Nebeker

December 1, 2006